July 14, 2010

Mr. Doug Jones

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	PACCAR Inc

Form 10-K for Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2010

Schedule 14A filed March 10, 2010

File No. 001-14817

Dear Mr. Jones:

This letter confirms that you granted PACCAR’s request for an additional five business days to respond to the comment letter. Accordingly we intend to file our response on or before July 22, 2010.

Sincerely,

/s/ Michael T. Barkley
Michael T. Barkley
Vice President and Controller

CC:	Mr. Nolan McWilliams

Mr. Lyn Shenk

P.O. Box 1518 Bellevue, Washington 98009 Telephone (425) 468-7400

PACCAR Building 777-106th Avenue N.E. Bellevue, Washington 98004